Exhibit 99.1

China Jo-Jo Drugstores Announces Strategic Business Restructuring to Strengthen Wholesale Business for Greater Profitability and Growth

HANGZHOU, China,  February 3, 2025 /PRNewswire/ -- China Jo-Jo Drugstores, Inc. (Nasdaq: CJJD) (“Jo-Jo Drugstores” or the “Company”), a leading online and offline retailer, wholesale distributor of pharmaceutical and other healthcare products and healthcare provider in China, today announced it has entered into definitive agreements for a strategic restructuring initiative to transition into an asset-light, wholesale-focused company, streamlining operations and enhancing profitability.

The restructuring involved two major transactions (the “Transactions”):

●	Acquisition transaction: The acquisition of Allright (Hangzhou) Internet Technology Co. Ltd. (“Allright”), a fast-growing company engaged in the pharmaceutical wholesale business, through an equity exchange for the issuance of 2,225,000 ordinary shares, which represents 38% of issued and outstanding ordinary shares of the Company after giving effect to the Transactions; and

●	Divestiture transaction: The sale of Jo-Jo Drugstores’ drug retail business to Lei Liu, the current CEO and a director, and Li Qi, a director of the Company, who, together with their affiliates, currently owns approximately 41% of outstanding ordinary shares of the Company, in exchange for a surrender to the Company all shares held by Liu, Qi and their affiliates in the Company totaling 2,548,353 ordinary shares.

The Transactions are expected to close during the first quarter of 2025, subject to customary closing conditions, including approval by the shareholders of Jo-Jo Drugstores. Following the closing of the Transactions, Liu and Qi are expected to resign from the Board and any other position (including the CEO) of the Company, and the ultimate shareholder of Allright, Lingtao Kong, will join the Board. The parties agree that Frank Zhao, the Company’s current CFO, will assume the role of interim CEO to ensure the continued operation of the business and integration of Allright’s business.

Mr. Lei Liu, Chairman and CEO of Jo-Jo Drugstores, commented, “This restructuring marks a pivotal moment for CJJD as we transition from a high-cost retail segment to a wholesale-focused model. While I will be shifting my focus to the retail business, an area where I have deep expertise, I believe this transformation will enhance operational efficiency and create long-term value for CJJD’s shareholders. I look forward to seeing the wholesale business thrive under the new leadership.”

Mr. Lingtao Kong, the ultimate shareholder of Allright and incoming board member, stated, “I am excited to join forces with CJJD as we build a stronger wholesale platform. Allright’s growth trajectory aligns well with CJJD’s strategic vision, and I am confident that our combined expertise will create new opportunities for expansion and success in the pharmaceutical wholesale market.”

Mr. Frank Zhao, the current CFO and incoming interim CEO, added, “I am honored to take on this role as interim CEO during this transformative period. I want to thank Mr. Liu for his leadership and dedication in building CJJD into the strong company it is today. As we transition to a wholesale-driven model, I look forward to working closely with Mr. Kong and our team to execute our strategic vision and ensure a seamless integration of Allright’s business. Our focus will remain on strengthening our wholesale operations, improving efficiency, and positioning CJJD for long-term success.”

About China Jo-Jo Drugstores, Inc.

China Jo-Jo Drugstores, Inc. (“Jo-Jo Drugstores” or the “Company”), is a leading online and offline retailer and wholesale distributor of pharmaceutical and other healthcare products and a provider of healthcare services in China. Jo-Jo Drugstores currently operates an online pharmacy and retail drugstores with licensed doctors on site for consultation, examination and treatment of common ailments at scheduled hours. It is also a wholesale distributor of products similar to those carried in its pharmacies. For more information about the Company, please visit http://jiuzhou360.com. The Company routinely posts important information on its website.

Forward-Looking Statements

This press release contains information about the Company’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in press release, including statements regarding the benefits of the proposed Transactions and the anticipated timing of the completion of the proposed Transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “will,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with the Company’s ability to complete the Transactions in a timely manner or at all, its ability to implement its business plans and strategies, its ability to raise additional funding, its ability to maintain and grow its business, fluctuations in wholesale pricing and demand for pharmaceutical products, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, its relationships with suppliers and healthcare providers, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. The Company’s encourages you to review other risk factors that may affect its future results in the Company’s annual reports and in its other filings with the Securities and Exchange Commission (the “SEC”).

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company does not give any assurance that the post-combination company will achieve its expected results. The Company does not undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Important Information About the Proposed Transactions and Where to Find It

This press release relates to certain proposed Transactions involving Jo-Jo Drugstores. The Company will file a proxy statement with the SEC in connection with the Transactions. A proxy statement will be sent to all Company shareholders as of the applicable record date established for voting on the Transactions. The Company will also file other documents regarding the Transactions with the SEC.

Before making any voting decision, shareholders are urged to read the proxy statement, any amendments thereto, and all other relevant documents filed or that will be filed with the SEC in connection with the Transactions as they become available because they will contain important information about the Company and the Transactions.

Investors and shareholders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at http://jiuzhou360.com/investors/sec_filings.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

No Offer or Solicitation

This press release is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed Transactions proceed.

For more information, please contact:

Company Contact:

Frank Zhao
Chief Financial Officer
+86-571-88077108
frank.zhao@jojodrugstores.com

Investor Relations Contact:

Tina Xiao
Ascent Investor Relations LLC
+1-646-932-7242
investors@ascent-ir.com

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